Exhibit 99

Reconciliation of Non-GAAP Financial Measures

Our quarterly report on Form 10-Q for the third quarter of 2003 includes "non-GAAP financial measures" as defined by SEC rules. Specifically, in Item 2, "Management's Discussion and Analysis of Results of Operations and Financial Condition," (MD&A) we refer to:

  industrial sales, excluding the effects of the Power Systems business in the third quarters of 2002 and 2003;

  earnings per share growth, excluding the earnings of Power Systems and the effects of pension income in the third quarters of 2002 and 2003;

  cash flow from GE's operating activities, excluding progress collections for the nine months ended September 30, 2003; and

  net revenues (revenues from services less interest and other financial charges) of the Commercial Finance, Consumer Finance and Equipment Management segments.

     Reconciliations of these non-GAAP financial measures to their most directly comparable GAAP financial measures – reported sales, earnings per share before changes and cash flow from operating activities – follow.

Industrial Sales ex-Power Systems

($ in millions)	3Q'03	3Q'02	V%

Industrial Sales	$16,463	$17,386	(5)%
Less: Power Systems Sales	4,147	5,069	(18)%

Industrial Sales ex-Power Systems	$12,316	$12,317	–%

Earnings per share ex Power Systems and pension income

	3Q'03	3Q'02	V%

Earnings per share before accounting changes	$0.40	$0.41
Less: Power Systems earnings (at 35% tax rate) and pension income	0.07	0.12

Earnings per share before accounting change, excluding Power Systems earnings and pension income	$0.33	$0.29	14%

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Cash From Operating Activities (CFOA)

($ in billions)	2003	2002	V	V%

3Q YTD

CFOA ex-Progress	$9.24	$9.63	$(0.39)	(4)%
Progress Collections	(1.86)	(3.91)	2.05	52%

CFOA	$7.38	$5.72	$1.66	29%

     We believe that meaningful analysis of our financial performance requires an understanding of the factors underlying that performance and our judgments about the likelihood that particular factors will repeat. In some cases, short-term patterns and long-term trends may be obscured by large factors or events. For example, significant trends in a particular segment may be so significant as to obscure patterns and trends of our industrial or financial services businesses in total. For this reason, we believe that investors may find it useful to see the sales of our industrial businesses without the effects of the long-anticipated down cycle in Power Systems.

     In other cases, we believe that the timing and magnitude of progress collections from customers may obscure an assessment of the repeatability and comparability of cash flow from operating activities. Accordingly, in addition to the reported cash flow from operations, we have provided investors with information that excludes the unique effects of progress collections on our operating cash flows.

     We provided reconciliations of net revenues to reported revenues. Because net revenues is a common industry measure of margin, those disclosures will enable investors to compare the results of our businesses to others in the same industry.

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